SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Contents

On September 10, 2015, MediWound Ltd. (the “Company”) held its 2015 annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, each of which described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer in Form 6-K that the Company furnished to the Securities and Exchange Commission on August 5, 2015 (the “Proxy Statement”). The voting results for the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 13,945,465 (63.9%) of the Company’s outstanding ordinary shares on the record date of August 10, 2015, as described below:

Proposal 1 (a):
Mr. Ruben Krupik be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.

	For 13,926,406	Against 11,009	Abstain 8,050	Broker Non-Votes 0
Proposal 1 (b):
Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.

	For 13,925,156	Against 12,259	Abstain 8,050	Broker Non-Votes 0
Proposal 1 (c):
Mr. Meron Mann be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.

	For 13,609,356	Against 327,309	Abstain 8,800	Broker Non-Votes 0
Proposal 1 (d):
Dr. Marian Gorecki be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.

	For 13,862,294	Against 75,121	Abstain 8,050	Broker Non-Votes 0
Proposal 2:
Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2015, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services

	For 13,936,850	Against 5,435	Abstain 3,180	Broker Non-Votes 0
Proposal 3:	The amended employment terms of Prof. Lior Rosenberg, the Company’s Chief Medical Technology Officer, as described in the Proxy Statement, are hereby approved.
	For 13,903,785	Against 13,859	Abstain 27,821	Broker Non-Votes 0
	Number of non-controlling and non-interested shareholders voted For 2,262,958	Number of non-controlling and non-interested shareholders voted Against 13,859	Number of non-controlling and non-interested shareholders voted Abstain 27,821	-

Based on the above voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated Articles of Association, the above proposals were approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: September 10, 2015	By:	/s/ Sharon Malka
	Name:	Sharon Malka
	Title:	Chief Financial & Operation Officer